UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH, D.C.
199

06004076

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51471

AB 3/10

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patricia Kemble Isaac

OFFICIAL USE ONLY
46581
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

756 E. Lawnbrook Drive
(No. and Street)

Fresno (City) CA (State) 93720-0880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watts, Campbell, Chi & Baker Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

7419 N. Cedar, Ste. 103 (Address) Fresno, (City) CA (State) 93720 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/25

OATH OR AFFIRMATION

I, Patricia Kemble Isaac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Patricia Kemble Isaac, Broker/Dealer, as of February 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEATRICE RIVERA
COMM. # 1523962
NOTARY PUBLIC-CALIFORNIA
FRESNO COUNTY
COMM. EXP. NOV. 1, 2008

Patricia Kemble Isaac
Signature

BROKER/DEALER
Title

Beatrice Rivera
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Patricia Kemble Isaac

Address: 756 E. Lawnbrook Drive Fresno CA 93720

Telephone: 559.434.1182

SEC Registration Number: 8-51471

NASD Registration Number: BD 46581

(ii) Accounting Firm

Name: Watts, Campbell, Chi & Baker

Address: 7419 N. Cedar, Suite 103 Fresno CA 93720

Telephone: 559.448.9222

Accountant's State Registration Number: CA 67689

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
02	24	2006

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2005 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Patricia Kemble Isaac

Name: Patricia Kemble Isaac

(By Firm's FINOP or President)

Title: President/Principal Date: 2/24/2006

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

FINANCIAL STATEMENTS

December 31, 2005

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

December 31, 2005

TABLE OF CONTENTS

Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

INDEPENDENT AUDITORS' REPORT

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying statement of financial condition as of December 31, 2005 and the related statements of income; sole proprietor's capital and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of Ms. Patricia Kemble Isaac, Mutual Funds Broker. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fees of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, no provision for income tax has been made in the statements, as these taxes are the personal obligation of the proprietor.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ms.Patricia Kemble Isaac, Mutual Funds Broker at December 31, 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Watts Campbell Chi & Baker

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 15, 2006

7419 N. Cedar, Suite 103 | Fresno, California 93720
(559) 448-WCCB (9222) | Fax (559) 448-9292

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Statement of Financial Condition

December 31, 2005

ASSETS

Current Assets	
Cash in checking	758
Certificate of deposit	7,435
Commission receivable	595
Total Current Assets	8,788
Property & Equipment	
Office equipment	1,769
Less: accumulated depreciation	(1,372)
Total Property & Equipment at Cost	397
Other Assets	
NASD Warrants	-0-
Total Assets	9,185

LIABILITIES AND PROPRIETOR'S CAPITAL

Current Liabilities	
Accrued expenses	260
Total Current Liabilities	260
Proprietor's Capital	8,925
Total Liabilities and Proprietor's Capital	9,185

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Statement of Income

For the Year Ended December 31, 2005

Operating Income	
Commissions	11,333
Total Operating Income	11,333
Operating Expenses	
Accounting	1,000
Bank charges	40
Depreciation	545
Fees & assessments	522
Fidelity bond	369
Office supplies/expense	253
Postage/courier service	391
Repair	317
Subscription	166
Telephone	1,507
Total Operating Expenses	5,110
Income from Operations	5,110
Other Income & Expenses	
Interest income	110
Loss on abandoned assets	(1,100)
Total Other Income & Expense	(990)
Net Income	5,233

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Statement of Changes in Proprietor's Capital

For the Year Ended December 31, 2005

Proprietor's Capital	
Beginning Balance January 1, 2005	11,338
Contribution	125
Net Income	5,233
	16,696
Less, Withdrawals	(7,771)
Ending Balance December 31, 2005	8,925

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash Flow from Operating Activities	
Net income (loss)	5,233
Add depreciation	545
Add loss on retired asset	1,100
(Increase) decrease of prepaid items and receivables	710
Increase (decrease) of accrued expenses	138
Net Cash provided (used) by Operating Activities	7,726
Cash Flow from Investing Activities	
Increase Certificate of Deposit	(111)
Purchase fixed assets	(300)
Net Cash provided (used) by Investing Activities	(411)
Cash Flow from Financial Activities	
Proprietor net withdrawals	(7,646)
Net Cash provided (used) by Financial Activities	(7,646)
Net Increase (Decrease) in Cash	(331)
Cash at Beginning of Year	1,089
Cash at Ending of Year	758

See accompanying notes to financial statements.

NOTE 1 – NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Patricia Kemble Isaac utilizes the accrual basis of accounting in her proprietorship. The proprietor prepares her personal income tax returns on the cash method of accounting. These financial statements do not include Ms. Isaac's personal assets, liabilities, revenue and expenses. Therefore, no provision for income tax has been made. As a security dealer with only commission income, Ms. Isaac's business is solely of the offering of Mutual Funds on a subscription basis and operates pursuant to the provisions of paragraph (k) (1) of Sec rule 15C 3-3 and does not hold customer funds or securities. The firm maintains minimum Capital of $5,000.

Cash and Cash Equivalents

Cash equivalents are considered to be short-term, highly liquid investments with original maturities of three months or less.

Nature of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation

Patricia Kemble Isaac uses the straight-line method over useful life to depreciate the office equipment purchased.

NOTE 2 – PREPAID AND ACCRUED EXPENSES

The financial statement has been prepared on an accrual basis, there was $260.00 accrued expense for 2005.

NOTE 3 – RETIRED WARRANT

Patricia Kemble Isaac purchased 300 shares of NASD Warrants for $11/share. The Warrants can be exercised between June 28, 2002 and June 27, 2003 for $13/share. 100 shares were expired in 2003, another 100 shares were expired in 2004, and the last 100 shares were expired in 2005.

Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA
D. Duane Anderson, Ret.

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3
December 31, 2005

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

In planning and performing our audit of the financial statements and supplemental schedules of Patricia Kemble Isaac, Mutual Funds Broker (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7419 N. Cedar, Suite 103 | Fresno, California 93720
(559) 448-WCCB (9222) | Fax (559) 448-9292

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of Patricia Kemble Isaac, Mutual Fund Broker, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watts Campbell Chi & Baker

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 15, 2006

Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA

D. Duane Anderson, Ret.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying financial statements of Patricia Kemble Isaac, Mutual Funds Broker for the year ended December 31, 2005, and have issued our report thereon dated February 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I to VIII, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watts Campbell Chi & Baker

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 15, 2006

7419 N. Cedar, Suite 103 | Fresno, California 93720
(559) 448-WCCB (9222) | Fax (559) 448-9292

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule I

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2005

Balance	
January 1, 2005	$ -0-
Balance	
December 31, 2005	$ -0-

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule II

Computation of Net Capital

Total ownership equity from Statement of Financial Condition		8,925
Deduct ownership equity not allowable for Net Capital Net fixed assets		(397)
Total ownership equity qualified for Net Capital		8,528
Add: Liabilities subordinated to claims of general creditors Allowable in computation of net capital		-0-
Other (deductions) or allowable credits (list)		-0-
Total capital and allowable subordinated liabilities		8,528
Deductions and/or charges: Total nonallowable assets from Statement of Financial Condition (Notes B and C)	-0-	
Secured demand note deficiency	-0-	
Commodity futures contracts and spot Commodities – proprietary capital charges	-0-	
Other deductions and/or charges	-0-	-0-
Other additions and/or credits (list)		-0-
Net capital before haircuts on securities positions		8,528
Haircuts on securities (computed, where applicable, Pursuant to 15c3-1(f)		
Contractual securities commitments	-0-	

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule II

Computation of Net Capital (Con't)

Subordinated Securities borrowings	-0-	
Trading and investment securities:		
Exempted securities	-0-	
Debt securities	-0-	
Options	-0-	
Other securities	-0-	
Undue Concentration	-0-	
Other (List):		
Penalty on CD 214-9002160	52	
Penalty on CD 214-9002517	12	
		(64)
Net Capital		8,464

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule III

Excess Net Capital Computation

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Net capital requirement		5,000
Net capital as of 12/31/2005, Patricia Kemble Isaac, Mutual Fund Broker		8,464
Excess net capital	*	3,464

* $8,464 is more than $5,000, (the net capital requirement).

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule IV

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The provision of the possession or control requirements under Rule 15c3-3 shall not be applicable to Patricia Kemble Isaac, Mutual Funds Broker, due to the fact that she deals only in Investment Company shares and is exempted under the Sec Rule 15c3-3, Section (k)(l)(iia) and (iii).

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule V

Reconciliation of Net Capital Reported Under
Rule 15c3-1 and Reported on Audited Financial
Statement Under Audited Computation

On Financial and Operation Combined Uniform Single Report

Net capital reported in audited financial statement under audited Computation as December 31, 2005	$ 8,925
Deductions and/or Charges:	
Nonallowable assets:	
Office equipment, Net	(397)
Less:	
Haircuts on securities - computed, where applicable, pursuant to 15c3-1(f)	(64)
Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15c3-1	8,464
Less:	
Net Capital reported under Rule 15c3-1 (per Schedule II, page 12)	(8,464)
Difference	-0-

Other than the nonallowable assets, pursuant to 15c3-1, there is no difference between Net Capital reported in Audited Financial Statement under Audited Computation and Net Capital reported on Financial and Operation Combined Uniform Single Report under rule 15c3-1.

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule VI

A Reconciliation Between the Audited and Unaudited

Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2005

There are no material differences between the audited and unaudited Statements of Financial Condition. A statement of a reconciliation is not necessary pursuant to rule 17a-5(d)(4).

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule VII
Certification of Inclusion to SIPC Membership
December 31, 2005

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, as amended, Patricia Kemble Isaac has as its collection agent The National Association of Security Dealers, Inc. and has a Certification of Membership (Form SIPC-4) for the year ending December 31, 2005. This assessment was paid and mailed on February 3, 2006.

See accompanying notes to financial statements.

PATRICIA KEMBLE ISAAC,
MUTUAL FUNDS BROKER

Schedule VIII

Report of Material Inadequacies Found to Exist or Found
To Have Existed Since the Date of the Previous Audit

There were **no** material inadequacies found to exist since the data of the previous audit.

PATRICIA KEMBLE ISAAC, MUTUAL FUNDS BROKER

Schedule IX

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Patricia Kemble Isaac, Mutual Funds Broker files an exemption from Rule 15c3-3 under section (k)(1)-Limited Business (mutual funds and/or variable annuities only) and holds no customer securities and/or funds.

See accompanying notes to financial statements.

Watts, Campbell, Chi & Baker
Accountancy Corporation

Waymon E. Watts, CPA
Carl M. Campbell, Jr., CPA
Angela Chi, CPA
Timothy Baker, CPA
D. Duane Anderson, Ret.

Independent Auditor's Report on Supplementary Information Required by the USA Patriot Act of 2001 and Rule 3011 of NASD

Ms. Patricia Kemble Isaac,
Mutual Funds Broker
Fresno, CA 93720

We have audited the accompanying financial statements of Patricia Kemble Isaac, Mutual Funds Broker for the year ended December 31, 2005, and have issued our report thereon dated February 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules IX, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the USA Patriot Act of 2001 and Rule 3011 of NASD. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watts Campbell Chi & Baker

Watts, Campbell, Chi & Baker
Accountancy Corporation
February 15, 2006

7419 N. Cedar, Suite 103 | Fresno, California 93720
(559) 448-WCCB (9222) | Fax (559) 448-9292